Goodwin Procter LLP One Commerce Square 2005 Market Street, 32nd Floor Philadelphia, PA 19103 goodwinlaw.com +1 445 207 7800

September 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	Akari Therapeutics, Plc

Registration Statement on Form S-4

File No. 333-282127

Dear Mr. Gorsky:

This letter is submitted by Akari Therapeutics, Plc (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 26, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-282127) filed with the Commission on September 13, 2024 (the “Form S-4”). The Company is concurrently filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.

Form S-4

1.

Please revise the forepart of the joint proxy statement/prospectus to provide sample calculations of the exchange ratio and per share merger consideration taking into account any material factors and assumptions and include a high and low range. If shareholders will not know the exact exchange ratio or per share merger consideration at the time of the shareholder votes, please revise to state as much.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has revised its disclosure on the first and second pages of the introductory letter to Akari shareholders, the first and second of the introductory letter to Peak Bio stockholders, and pages 3, 12, 24-25, 28, 135-136, 157-158 and 199-200 of the Form S-4 to disclose sample calculations of the exchange ratio taking into account various net cash scenarios of each of Akari and Peak Bio, including high and low ranges. These updated disclosures also expressly state that shareholders will not know the exact exchange ratio or per share merger consideration at the time of the shareholder votes.

2.

Please revise the forepart of the joint proxy statement/prospectus to prominently disclose, as you do elsewhere in the registration statement, that the estimated exchange ratio is such that based on the number of Akari ADSs expected to be issued in accordance with the exchange ratio at the consummation of the merger in exchange for the shares of Peak Bio Common Stock, Peak Bio stockholders would own approximately 48%, and Akari shareholders would own approximately 52% of the combined company following the consummation of the Merger, on a fully diluted basis.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has revised its disclosure on the first and second pages of the introductory letter to Akari shareholders, the first and second of the introductory letter to Peak Bio stockholders, and pages 3, 12, 24-25, 28, 135-136, 157-158 and 199-200 of the Form S-4 to disclose prominently that based on the number of Akari ADSs expected to be issued in accordance with the exchange ratio at the consummation of the merger in exchange for the shares of Peak Bio Common Stock, Peak Bio stockholders would own approximately 48%, and Akari shareholders would own approximately 52% of the combined company following the consummation of the Merger, on a fully diluted basis.

3.

Please revise the forepart of the joint proxy statement/prospectus to disclose, as you do elsewhere in the registration statement, that the aggregate consideration to be received by the Peak Bio stockholders is assumed to be $22.6 million.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and has revised its disclosure on the first and second pages of the introductory letter to Akari shareholders, the first and second pages of the introductory letter to Peak Bio stockholders, and pages 3, 12, 24-25, 28, 135-136, 157-158 and 199-200 of the Form S-4 to disclose that the aggregate consideration to be received by the Peak Bio stockholders is assumed to be $22.6 million.

If you should have any questions regarding the enclosed matters, please contact me at (445) 207-7806.

Sincerely,

/s/ Jennifer L. Porter
Jennifer L. Porter, Esq.

cc:	Rachael M. Bushey, Goodwin Procter LLP

Laura K. Umbrecht, Goodwin Procter LLP